Exhibit H

August 30, 2006

The Board of Directors

BioDelivery Sciences International, Inc.

2501 Aerial Center Parkway, Suite 205

Morrisville, NC 27560

Dear Directors:

We again write to you regarding the current state of affairs at BioDelivery Sciences International, Inc. (“BDSI” or the “Company”). As you are well aware, we have voiced our serious concerns over the Company’s operations and development plan on multiple occasions to Chairman Frank O’Donnell and in correspondence to you and management.

We have attempted to work cooperatively with the Board and the management of the Company. However, BDSI has failed to comply with its legal obligations under the Clinical Development and License Agreement, dated as of July 14, 2005 (as amended, the “CDLA”). As such, simultaneous with this letter we are delivering to the Company a Notice of Breach and Termination (the “Notice”) citing various material breaches by BDSI under the CDLA.

It is regrettable that our efforts to work with the Company have been rejected, as we continue to believe in the potential of the BEMA Fentanyl product. Even now, if we were able to agree on mutually acceptable terms (which would necessarily include a change in the current CEO of the Company), we would still be prepared to offer $5 million of financing to BDSI. Should the Laurus Master Fund, Ltd. (“Laurus”) choose to accelerate its currently outstanding debt in response to the Notice, we would permit a portion of that $5 million in financing to be used to take out the Laurus debt if we could take over its position on the same terms as Laurus’ current agreement.

As you know, we are required under our consent from QLT, Inc. to inform it of the Notice. We will also be complying with our obligations under Section 13d of the Securities Exchange Act of 1934 and Rule 13d-2 promulgated thereunder.

Sincerely,

/s/ David R. Ramsay
David R. Ramsay
Authorized Signatory of CDC IV, LLC